July 10, 2008

Wendy Fink Freidlander

Office of Chief Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-150950, 811-22153, Form N-14.  Reorganization of the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund (the "Kelmoore Funds"), each a series of Kelmoore Strategic Trust, with and into the Dunham Monthly Distribution Fund (the “Fund”), a series of Dunham Funds (the “Registrant”)

Dear Ms. Freidlander:

On July 8, 2008 we were informed that the staff in the Office of Chief Counsel had considered whether the Merrill Lynch 3-Month T-Bill Index is “an appropriate index of securities prices" under Section 205(b)(2)(A) of the Investment Advisers Act in the fulcrum fee arrangement with the Fund’s sub-adviser, and that based on the disclosure in the previous draft of the Fund’s prospectus, it was the opinion of the staff that the 3-Month T-Bill Index may not be an appropriate index.   We believe that upon reconsideration, and in light of changes to the Fund’s investment objective, the staff will agree that the 3-Month T-Bill Index is completely appropriate, and aligns the manager’s interests with those of shareholders.

We would like to point out that our position is not unique.  The Vanguard Market Neutral Fund, which is a long/short equity fund that employs an absolute return strategy, discloses in its registration statement that the adviser will receive a performance fee based on the 3-Month Treasury Bill Index.  Similarly, the Geronimo Sector Opportunity Fund pursued an objective identical to the Fund’s new objective, invested in ETFs, and based its performance fee on the 3-Month T-Bill Index.

Background

As originally filed, the Fund’s primary investment objective was to maximize realized gains from writing covered call options on common stocks.  The Fund’s secondary investment objective was capital preservation from buying put options.  The Fund’s investment objective, as revised, is to seek returns in excess of the Merrill Lynch 3-Month T-Bill Index in rising and falling markets.  The new objective is more clearly aligned with the strategies of the Fund and the Fund’s monthly distribution policy.  A copy of the principal strategy section of the revised prospectus is attached as Exhibit A..

The Fund’s principal investment strategies are:

▪

purchase the common stocks of mid-cap and large-cap companies which may be the subject of a merger or other reorganization

▪

write related covered call options against most if not substantially all of the shares of stock it owns

▪

hedge against a decline in the value of stocks the Fund owns by purchasing put options,

▪

hedge against a decline in the value of the stocks the Fund owns by engaging in selling securities short

The Fund’s distribution policy and goals are to

▪

make monthly distributions to shareholders

▪

distributions are not fixed but expected to be at or near the Prime interest rate.

The Fund's investment strategy, which is more complex than a traditional equity fund, is expected to produce returns that are dependant upon the sub-advisor's stock selection and market risk hedging strategy and less so upon stock market or economic factors.  The following represents the well-accepted equation of option pricing, which illustrates one of the investment strategies that will be employed by the Fund as described above under Principal Investment Strategies.

Equation A.  Stock = Short Term Bond + Call Option – Put  Option

                                                Rearranging terms we find that:

Equation B.  Stock – Call Option + Put Option = Short Term Bond

Economically speaking, a stock portfolio, when combined with call and put options, can be viewed as equivalent to a portfolio of short term bonds.  As described in the investment strategy summary above, the Fund intends to construct its investment portfolio by (1) buying stocks, (2) writing call options and (3) buying put options.  As indicated by equation B. above, this should result in a portfolio with the characteristics of short term bonds (and the nearly equivalent 3-month T-Bills).  Consequently, this strongly suggests that, although the portfolio is composed of many types of investments, its investment characteristics should be very similar to a short term bond portfolio.

The other main strategy the Fund will employ is a “merger” strategy.  When a merger is announced the Fund will buy shares of the target company and short-sell shares of the acquiring company.  Because of the offsetting long and short positions, the Fund would not expect to have exposure to the volatility or returns of the stock market.  Since the Fund would expect to replace the shares sold short with shares received upon the closing of the merger transaction, the investment profile is expected to be similar to that of a short term bond investment because the cash flows of the transaction are known at the outset of the transaction.

Analysis

Section 205(b)(2)(A) of the Investment Advisers Act provides, in relevant part, that an investment advisory contract may provide compensation based on performance versus "…an appropriate index of securities prices…".  In an interpretive release (Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Fee Arrangements, Investment Company Act Release No. 7113, Investment Advisors Act Release No. 315,at *6, April 6, 1972) ("Release"), the Commission stated that directors of a fund should consider the following factors when evaluating the appropriateness of an index under their obligation to evaluate the terms of advisory contracts (Section 15(c) Investment Company Act).

The factors are volatility, diversification, types of securities owned, and objectives of the investment company.

Volatility  The volatility of the T-Bill Index is expected to be similar to the volatility of the Fund because the investment strategy, which is focused on hedging market risk via options and short sales as described above, is expected to produce volatility that is strongly influenced by short-term interest rates rather than stock market returns.

Diversification  The Commission noted that a Fund that invests in a single industry should not use a broad-based index. (Release at *6).  Since the Fund does not expect to focus a single industry, this factor is not relevant.

Types of Securities Owned  The Commission has stated that, when a fund invests in a particular security type, an index which measures a different type of security would be inappropriate. (Release at *6).  It is unlikely that the authors of the Release, which was published in 1972, anticipated the types of mutual funds currently available.  Funds using options, shorts, and other more sophisticated investment strategies to achieve a market neutral or absolute return objective, simply were not prevalent at the time.  Therefore it would be inappropriate to place an overemphasis on this particular aspect of the Release.   We recognize that a fund that simply invests in stocks should not be compared to a T-Bill Index.  However, when viewed in its totality, the combination of securities (options contract, longs and shorts) is expected to mirror a short term bond portfolio.  Consequently, a T-Bill Index is appropriate when the Fund's portfolio is viewed as a whole rather than viewing its parts in isolation.

Objectives   Since the Fund's investment objective is to seek returns in excess of the Merrill Lynch 3-Month T-Bill Index, the index is perfectly aligned with the Fund's investment objective.  Additionally, since the Fund also has a distribution goal of providing monthly distributions that approximate the Prime interest rate, which tends to move closely with the T-Bill rate, the performance index is aligned with the distribution goal of the Fund.  In total, the interests of the Fund's shareholders and the Fund's sub-adviser are aligned by the use of a T-Bill based performance index.

Conclusion

Based upon this analysis, we have concluded that the Merrill Lynch 3-Month T-Bill Index is an appropriate performance index for a fulcrum fee arrangement because it is consistent with the Fund's (1) investment objective, (2) expected volatility, (3) diversification, and (4) when viewed as a whole, the types of securities.

We appreciate your prompt consideration and look forward to discussing this with you.   Please call me at 513-352-6725 as soon a possible.

Sincerely,

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

Exhibit A

DUNHAM MONTHLY DISTRIBUTION FUND

INVESTMENT OBJECTIVE

The investment objective of the Dunham Monthly Distribution Fund is to provide returns in excess of the Merrill Lynch 3-Month Treasury Bill Index in both rising and falling markets.  As with any mutual fund, there is no guarantee that the Fund will achieve its investment objective.  The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days written notice to shareholders.

PRINCIPAL INVESTMENT STRATEGIES

The principal strategy of the Dunham Monthly Distribution Fund is to purchase the common stocks of mid-cap and large-cap companies with market capitalizations in excess of $1 billion and strong financial fundamentals and/or companies which may be the subject of a merger or other reorganization, and generally to sell or “write” related covered call options against most if not substantially all of the shares of stock it owns.

When the Fund purchases a stock, it then determines whether, when, and at what price and duration to write a covered call option on the stock.  The options written by the Fund are considered “covered” because the Fund owns the stock against which the options are written.  As a result, the number of covered call options the Fund can write against any particular stock is limited by the number of shares of that stock the Fund holds.

The sub-adviser, Westchester Capital Management, Inc. ("WCM" or "Sub-Adviser") directs the writing of options of a duration and exercise price that it believes should provide the Fund with the highest expected return.  The Sub-Adviser determines the options to be written on the stocks held by the Fund, based on market volatility and implied volatility of a particular stock, premiums payable for options of various durations and any other factors in the options market that may give rise to advantageous conditions for writing covered call options.

The Sub-Adviser may, under certain market conditions, seek to protect or “hedge” the Fund’s portfolio against a decline in the value of the stocks the Fund owns by purchasing put options.  A put option gives the Fund the right to sell or “put” a fixed number of shares of stock at a fixed price within a given time frame in exchange for the payment of a premium.  The values of put options generally increase as stock prices decrease.  The combination of the Fund’s stock portfolio, the cash flow from the sale of covered call options, and the downside protection of the put options is designed to provide the Fund with fairly consistent total returns over a range of equity market environments.  The Sub-Adviser monitors the portfolio daily, and may initiate transactions on a continuous basis, as opposed to the “buy-write” strategy in which stocks are bought and matching call options are sold and then held until the option expires or the stock is called away.  The Sub-Adviser may also seek to protect or “hedge” the Fund’s portfolio against a decline in the value of the stocks the Fund owns by engaging in selling securities short.  Selling securities short is a transaction in which the Fund sells securities it does not own (but has borrowed) in anticipation of a decline in the market price of the securities.  When the Fund replaces the securities it borrowed, the Fund will realize a gain if the price of the securities has declined and will realize a loss if the price of the securities has increased.

The issuers of stocks selected for investment by the Fund generally have a market capitalization in excess of $1 billion and tend to have some of the following characteristics:

•

considered to be industry leading edge companies, which are companies that offer new, innovative, or superior products or services

•

are widely-held and have a high daily trading volume

•

have strong financial fundamentals

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have a lower volatility than the stocks in other segments of the market

•

likely or known acquisition targets

•

subject to an announced merger, tender offer, leveraged buyout, spin-off, liquidation or other reorganization

The Sub-Adviser has the discretion to purchase other securities of publicly held corporations, such as preferred stocks or bonds, as well as money market funds, certificates of deposit, other short-term debt instruments and investments of a similar nature, if it believes such investments meet the Fund’s investment objective.

DISTRIBUTION POLICY AND GOALS

The Fund's distribution policy is to make monthly distributions to shareholders.  The level of monthly distributions is not fixed but is expected to be at or near the level of the prime interest rate.  The Federal Reserve defines the prime rate as one of several base rates used by banks to price short-term business loans.  However, there is no guarantee that the Fund will be able to make distributions that match or exceed the then-prevailing prime rate.  Additionally, the Fund's distribution policy is not designed to generate, and is not expected to result in, distributions that equal a fixed percentage of the Fund's current net asset value per share.

The Fund generally expects to distribute to shareholders substantially all of its net income (for example, interest and dividends) as well as substantially all of its net capital gains (for example, gains from the sale of portfolio securities).  In addition, pursuant to its distribution policy, the Fund may make distributions that are treated as a return of capital.  Return of capital is the portion of a distribution that is the return of your original investment dollars in the Fund.  Return of capital reduces the cost basis of your shares and is not generally taxable to you.  If return of capital reduced your tax basis to zero, any further distributions would be taxable.  The Fund will provide disclosures, with each monthly distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital.  At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes.